

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2018

Yingmei Yang
Interim Chief Financial Officer
Lianluo Smart Limited
Room 2108, 21st Floor
China Railway Construction Building
No. 20 Shijingshan Road, 100040, Beijing, China

> **Re: Lianluo Smart Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 25, 2018**
> **File No. 001-34661**

Dear Ms. Yang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 3. Key Information
A. Selected Financial Data, page 2

1.   We note that you only presented selected financial data for the years ended December 31, 2015, 2016 and 2017 instead of the required five most recent financial years, and you did not explain the reasons for the omission in the filing. Tell us why you have not provided five years of data and revise future filings to comply fully with Item 3(A) of Form 20-F and the related instructions.

Item 5. Operating and Financial Review Prospects
Critical Accounting Policies
Inventories, page 60

2.   We note that management compares the cost of inventories with their net realizable value and an allowance is recorded to write down the inventories to market value, if lower. We also note that from your disclosures on page F-22 that you recorded a $73,860 inventory write-down reversal during the year ended December 31, 2017. Please address the following:

   - Clarify for us whether your inventory is written down to market value or to net realizable value and explain to us how your policy is consistent with ASU 2015-11 which requires that inventory within the scope of the guidance be measured at the lower of cost and net realizable value. Revise your disclosures in future filings to reflect compliance with ASU 2015-11.

   - Describe to us the circumstances that led to the inventory write-down reversal in fiscal 2017 and explain to us how you considered FASB ASC 330-10-35-14 and SAB Topic 5.BB in your accounting.

   - Tell us whether you recorded any sales of previously written-down inventory in the reported periods, and if material, revise your discussion of operating results in future filings to quantify and discuss the impact on your gross margins.

3.   We note the significant increase in your inventory at December 31, 2017. Please address the following:

   - Tell us the specific methodology you employed to assess inventory for impairment at December 31, 2017, including a description of the key assumptions and your basis for those assumptions, and explain your basis for concluding that the carrying value of your inventory is recoverable.

   - Revise this section in future filings to discuss the significant judgments and uncertainties involved in your accounting for inventory.

Report of Independent Registered Public Accounting Firm, page F-2

4.   We note that your financial statements for the year ended December 31, 2016 were restated due to an error in the accounting treatment of warrants issued. Please have your auditor explain to us how it considered paragraphs .09, .16 and .17 of PCAOB Auditing Standard 2820 regarding the addition of an explanatory paragraph to its report concerning the restatement.

Note 4 - Summary of Significant Accounting Policies
Revenue Recognition, page F-15

5.   On page 33 you disclose that you are a significant distributor in China for laryngcopes from Timesco Healthcare Ltd. Additionally on page F-10 you disclose that you have the distribution rights for a number of international medical equipment suppliers. Please address the following:

- Describe to us the arrangements under which you undertake to be the distributor of another company's products, and summarize for us the material terms of the agreements governing these arrangements.

- Tell us whether you are the principal or agent in these transactions and explain how you made that determination.

- Revise your future filings to disclose your revenue recognition policy related to transactions in which you act as a distributor.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Eric Atallah at (202)-551-3663 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery